SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                  Rule 13d-101

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 7)*

                              Alfacell Corporation
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                                (Name of Issuer)

                       Common Stock, Options and Warrants
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                         (Title of Class of Securities)

                                   015404106
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                                 (CUSIP Number)

                                Kuslima Shogen
                           c/o Alfacell Corporation
                             225 Belleville Avenue
                             Bloomfield, NJ 07003
                                 (973) 748-8082
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                   12/09/2003
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            (Date of Event which Requires Filing of this Statement)

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      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 4 Pages

CUSIP No. 015404106
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(1) Names and I.R.S. Identification Nos.(entities only) of reporting persons.

    Shogen, Kuslima
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(2) Check the appropriate box if a member of a group (see instructions)   (a)|_|
                                                                          (b)|_|
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(3) SEC use only.

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(4) Source of funds (see instructions).


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(5) Check if disclosure of legal proceedings is required pursuant to Items |_| 2(d) or 2(e).
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(6) Citizenship or place of organization.

    USA
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Number of shares beneficially owned by each reporting person with:

    (7) Sole voting power:
        1,858,065 (includes 499,445 shares subject to options and warrrants which are currently exercisable or which will become exercisable within 60 days of December 9, 2003).

    (8) Shared voting power:
        0

    (9) Sole dispositive power:
        1,858,065 (includes 499,445 shares subject to options and warrrants which are currently exercisable or which will become exercisable within 60 days of December 9, 2003).

    (10) Shared dispositive power:
         0

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(11) Aggregate amount beneficially owned by each reporting person.

     1,858,065 (includes 499,445 shares subject to options and warrrants which are currently exercisable or which will become exercisable within 60 days of December 9, 2003).
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(12) Check if the aggregate amount in Row (11) excludes certain shares       |_|
     (see instructions).
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(13) Percent of class represented by amount in Row (11).

     6.42%
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(14) Type of reporting person (see instructions).

     IN
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Page 2 of 4 Pages

Item 1. Security and Issuer.

         The securities to which this Schedule 13D relates are the shares of common stock, par value $.001 per share (the "Common Stock"), of Alfacell Corporation (the "Issuer")and shares of Common Stock underlying options and warrants which are currently exercisable or which will become exercisable within 60 days of December 9, 2003. The address of the Issuer's principal executive offices is 225 Belleville Avenue, Bloomfield, NJ 07003.

Item 2. Identity and Background.

        (a) The person (the "Reporting Person") filing this statement is Kuslima Shogen.

        (b) The Reporting Person's mailing address is c/o Alfacell Corporation, 225 Belleville Avenue, Bloomfield, NJ 07003.

        (c) The Reporting Person is the Chairman of the Board, Chief
            Executive Officer and Acting Chief Financial Officer of the Issuer.

        (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in the Reporting Person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f) The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

         Not Applicable

Item 4. Purpose of Transaction.

         As of December 9, 2003, the Reporting Person's beneficial ownership decreased by one percent due to the issuance of Common Stock by the Issuer upon the exercise of stock options by a related party.

Item 5. Interest in Securities of the Issuer.

        (a) The Reporting Person beneficially owns 1,858,065 shares of
            Common Stock, consisting of 1,358,620 shares of Common Stock currently outstanding and 499,445 shares of Common Stock underlying options and warrants which are currently exercisable or which will become exercisable within 60 days of December 9, 2003. Such shares constitute 6.42% of the Common Stock outstanding assuming all options and warrants are exercised.

        (b) The Reporting Person has the sole power to vote or to direct the vote and the sole power to dispose or direct the disposition of the shares of Common Stock referred to in Item 5(a).

        (c) None

        (d) The Reporting Person has pledged a total of 900,000 of the outstanding shares of Common Stock to Global Aggressive Growth Fund Limited to secure a personal loan of which proceeds were loaned to the Issuer.

        (e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         The Reporting Person has pledged a total of 900,000 of the outstanding shares of Common Stock to Global Aggressive Growth Fund Limited to secure a personal loan of which proceeds were loaned to the Issuer. If the Reporting Person defaults on the loan, Global Aggressive Growth Fund Limited can take possession of the shares and sell them. Any sales proceeds would be used to satisfy the loan.

Item 7. Material to be Filed as Exhibits.

         Not Applicable

Page 3 of 4 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      Alfacell Corporation

Date: 12/18/2003                      /s/ Kuslima Shogen
                                      Name:  Kuslima Shogen
                                      Title: Chairman of the Board, Chief
                                             Executive Officer and Acting Chief
                                             Financial Officer


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: Provided, however, That a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION--Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001). (Secs. 13(d), 13(g), 14(d), 23, 48
Stat. 894, 895, 901; sec. 8, 49 Stat. 1379; sec. 203(a), 49 Stat. 704; sec. 10,
78 Stat. 88a; Secs. 2, 3, 82 Stat. 454, 455; secs. 1, 2, 3-5, 84 Stat. 1497;
sec. 18, 89 Stat. 155; secs. 202, 203, 91 Stat. 1494, 1498, 1499; 15 U.S.C.
78m(d), 78m(g), 78n(d), 78w) [44 FR 2145, Jan. 9, 1979; 44 FR 11751, Mar. 2,
1979; 44 FR 70340, Dec. 6, 1979; 47 FR 11466, Mar. 16, 1982; 61 FR 49959, Sept.
24, 1996; 62 FR 35340, July 1, 1997; 63 FR 2867, Jan. 16, 1998; 63 FR 15287,
Mar. 31, 1998]

Page 4 of 4 Pages